Alchemy Enterprises Ltd.

3812 N. Gallatin St Mesa, AZ 85215  480-985-0749

May 18, 2005

To:	William A. Bennett, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Alchemy Enterprises, Ltd.
Form 10SB filed March 3, 2005
File No.: 000-50983

Dear Mr. Bennett:

The following are the company's responses and revisions to its filing pursuant to your letter dated April 6, 2005:

General

1.

We note that you filed a Form 15-12G on November 11, 2004 to terminate your Form 10-SB registration statement filed on October 12, 2004.  A Form 15 may only be used to terminate an effective Form 10-SB.  Because the Form 10-SB did not become effective until 60 days from the date of filing, or December 11, 2004, filing the Form 15-12G on November 11 did not terminate the Form 10-SB.  As such, we deem the filing of the Form 10-SB on March 3, 2005 to represent Amendment No. 1 to the registration statement filed on October 12, 2004.  Because the Form 15 was ineffective in termination the Form 10-SB, the company's ongoing periodic and current reporting obligation commenced December 11, 2004.  Please ensure that you are current in your reporting obligation to date.  This would include, by way of example only, a Form 8-K reflecting the change in control and resignation of your sole officer and director effective December 1, 2004 and a Form 10-KSB for the fiscal year ended 2004.

On November 23, 2004, the company incorrectly filed a Form 15 in an attempt to terminate the reporting obligations of the company.  Per a telephone conversation between the Commission and the Law Offices of Harold P. Gewerter, Esq. on April 19, 2005, the Staff has waived comment numbers 1 and 2.  Accordingly, no response to these comments is provided.

2.

In accordance with the above comment, please indicate on the cover page that this is Amendment No. 1 to the Form 10-SB.

Per a telephone conversation between the Commission and the company's law firm on April 19, 2005, the Staff has waived comment numbers 1 and 2.

Part I

Item 1. Description of Business, page 3

Business of Issuer

3.

Please refer to "Distribution Methods of the Products."  You do not appear to have any distribution methods in place.  It true, please confirm.  Otherwise, elaborate on these methods.

The company has established a website.  The registration statement disclosure has been amended, as follows:

The Internet lends itself well to the distribution of chemical products due to its ability to provide information and purchasing capabilities.  We have established a web site at http://www.allchemy.cc/index.htm.  The site provides general corporate information, as well as specific information regarding our private-label chemical products.  In addition, the web site contains an order form that interested customers can utilize to place an order for cleaning supplies via mail or facsimile.

4.

Elaborate as to the date, volume and price of the products purchased from AlphaKleen.  File the purchase order as an exhibit.

The registration statement has been amended to disclose the following:

On January 7, 2005, we purchased private-label bio-degradable chemical cleaning products from AlfaKleen Chemical Laboratories.  These products are currently in our warehouse and are ready for distribution.  Specifically, the products we have in stock are as follows:

Item Name	Description	Volume (gallons)	Purchase Price
"Laundry Magic"	laundry detergent	40	$229.80

"Orange Magic"	all-purpose citrus cleaner	80	$299.60

"Citrus Magic"	heavy-duty citrus degreaser	40	$344.80

"Concrete Magic"	concrete cleaner	40	$449.80

"Carpet Magic"	carpet cleaner	40	$229.80

"Sani-Magic"	sanitizer and cleaner	48	$413.76

"Blue Magic"	toilet bowl cleaner	128	$183.84

"Glass Magic"	glass cleaner	128	$119.84

"Hand Magic"	citrus hand soap	32	$183.94

"Scale Magic"	scale removing compound	40	$449.80

Additionally, the purchase order from AlfaKleen has been filed as Exhibit 10(a) to the amended registration statement.

5.

Please provide the disclosure required by Item 101(b)(6) and (b)(8) of Regulation S-B.

The registration statement has been amended to include the disclosure required by Item 101(b)(6) and (b)(8) of Regulation S-B, as follows:

Dependence on one or a few major customers

We have not generated any sales, and thus, have no established client base.

Need for any government approval of principal products or services

We are not aware of any need for us to obtain government approval for the products we plan to sell.

6.

Elaborate on the competitive environment as it exists on a more local and /or regional basis.

The registration statement has been amended, as follows:

On the local scale, we have identified three companies in the Phoenix/Scottsdale region in the State of Arizona: Sun-Ray Chemical Manufacturing Co.; Columbus Chemical Industries, Inc.; and Alameda Chemical and Scientific of Arizona Inc.

Item 2. Management's Discussion and Analysis, page 6

7.

In the introductory paragraph, please disclose that have been issued an opinion by your auditors expressing substantial doubt as to your ability to continue as a going concern.

The following disclosure has been added to the first paragraph of this section:

We have yet to commence our planned principal operations.  Our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors' report to the financial statements included in this registration statement.  If our business fails, our investors may face a complete loss of their investment.

8.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."  In discussing this definition in the adopting release, the Commission stated that it would ''scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419."  See Securities Act Release No, 6932 (April 13, 1992).  In carrying out this mandate, the staff's assessment of your status under the definition can be based only upon the public representation of your proposed business in the instant registration statement  In this regard we also refer you to proposing Securities Act Release 33-6891 (April 17, 1991).

Your disclosure indicates that you are a development stage company that intends to provide a specialized professional line of industrial janitorial supplies and cleaning products for restaurants, healthcare facilities, national hotel chains, correctional facilities and janitorial supply houses. In addition, you intend to offer a repair and 24-hour emergency service. The disclosure also states, however, that you have yet to commence business operations, have no operating history, no revenues, no products or services, no employees or management, no contracts or agreements with customers, and limited contact with suppliers, Furthermore, your only asset appears to be cash received from the sale of securities.

In view of the foregoing, we believe your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company, and by way of analogy, to that of a "shell company."  Please disclose the blank check/shell nature of your company and revise your offering accordingly.  Alternatively, revise to provide a more detailed plan of operations in accordance with Item 303(a) of Regulation S-B as more fully discussed below and affirmatively state that the company does not consider itself a blank check as the term is defined m Regulation C, Rule 419, and does not intend to merge with or acquire another company in the foreseeable future.

While the company is a development stage business that issued penny stock, the company has:

a.

A specific stated business objective to market private-label chemical products and is in pursuit of such business; and

b.

No intention to engage in a merger or acquisition with an unidentified company or companies or other entity in the foreseeable future.

In justification of these facts, the company has amended the registration statement to expand the disclosure regarding its current and proposed operations.  Please refer to the company's response to the Commission's comment 9.

1.

In accordance with Item 303(a) of Regulation S-B, elaborate on the company's business plan, how it plans to generate revenues and discuss efforts being made, or contemplated, with respect to product development, marketing, sales and distribution. In this regard, discuss funds spent to date in these various areas and allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operations, including your product line, private labels, distribution channels, hiring plans, repair service and 24-hour emergency service, and the time frame and cost for beginning and completing each.

The registration statement filed on March 3, 2005 contains disclosure requested by the Commission.  Additional disclosure has been added to this section in the amended registration statement.  Additionally, the company no longer intends to pursue repair or 24-hour emergency services, thus no disclosure regarding these items have been included.  The full Plan of Operation subsection is provided herewith for the Commission's consideration.

As of the date of this registration statement Alchemy is a development stage company with no revenues.  We plan to market a line of private-label environmentally safe and bio-degradable industrial janitorial supplies and cleaning products for restaurants, healthcare facilities, national hotel chains, correctional facilities and janitorial supply houses.  We will not produce any products in-house.  We will initially focus our efforts on marketing private-label products manufactured by AlfaKleen Chemical Laboratories, based in Costa Mesa, California.  Manufacturing is the sole responsibility of AlfaKleen.  We are not obligated to purchase a minimum quantity of any chemical product, whether in a particular time frame or otherwise, from AlfaKleen.  We have no other relationships to distribute cleaning products and have not identified any other similar products to bring to market.

Two key objectives have been identified as critical success factors in order for us to implement our planned business operations:

1.

Branding the product and building brand name recognition:  Our objective is to gain general acceptance of the Alchemy brand.  We have established a website as part of our marketing efforts.  The site provides general corporate information, as well as specific information regarding our private-label products.  We seek to upgrade our website with additional graphic and informational content within the next six to nine months.

We plan to market our private-label merchandise directly to property owners, facilities maintenance professionals, wholesale distributors and laundry supply and repair companies in the State of Arizona.  Our goal is to develop and implement a marketing plan within the next 12 months by utilize search engine placement and keyword submission optimization services to increase the visibility of our website to our target market.  We also plan to implement Internet banner advertising to generate visits to our website.  In addition to online advertising, we plan to reach our target market by print advertising in the yellow pages and mailing brochures or postcards to local businesses.

We had initially budgeted up to $8,000 for marketing and promotion expenses, of which $3,596 has been used to develop our website

2.

Expanding our private-label product line:  Our sole officer and director had originally budgeted $16,000 toward purchasing inventory for sale.  We currently have ten different products, which we private-label from AlfaKleen in our inventory, valued at $3,500.  Our current sole officer and director believes this is sufficient to build a base of operations and does not expect to purchase a significant amount of inventory in the next six months.  We have reassessed the amount budgeted for inventory and have determined that $4,000 is sufficient for the next approximately 12 months.  However, we plan to continue to evaluate additional cleaning products from other manufacturers to expand our product offerings.  We have not identified any specific manufacturer or product to stock at this time, and there can be no guarantee that we will do so in the next approximately 12 months.

In January 2005, we purchased private-label bio-degradable chemical cleaning products from AlfaKleen Chemical Laboratories.  These products are currently being stored in leased warehouse space and are ready for distribution.  Our sole officer and director plans to market these items directly to commercial businesses.  We expect to begin generating sales of our private-label cleaning products in the next three to six months of operations.

As of March 31, 2005, Alchemy had $14,869 in working cash and $3,250 in inventory available for sale.  This amount, the management believes, will be sufficient to satisfy Alchemy's cash requirements without a need to raise additional funds in the next 12 months.  We anticipate using an additional $1,500 toward website upgrades and maintenance, while we plan to spend up to $3,000 on marketing activities.  In addition, we expect to incur approximately $5,000 in expenses related to being a public reporting company over the next 12 months.  Although our sole officer and director has no specific experience managing a public company, we believe these funds will be sufficient to maintain our status as a reporting company with the SEC.  Rent expense for the next 12 months is expected to be $3,600.  The remaining approximately $6,600 will be allocated as general working capital for non-specific uses.  We believe that these funds will allows us to cover costs that are as yet unforeseen and to take advantage of opportunities that may arise in the course of our business.

We cannot predict the stability of current or projected overhead or that we will generate sufficient revenues to maintain our operations without the need for additional capital.  If we do not generate sufficient cash flow to support our operations over the next 12 to 18 months, or if our overhead increases substantially, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to continue as a going concern.

As of the date of the registration statement, we have no plans to perform any product research and development in the near term.  We do not manufacture any products.  There are no expected purchases of plant or significant equipment.  Also, there are no plans to hire additional personnel in the near term.

1.

Disclose your available cash balance as of the most recent practicable date.

The registration has been amended, as follows:

Generating sales in the next six to 12 months is important to support our business.  However, we cannot guarantee that we will generate such growth.  As of December 31, 2004, we had $14,869 in cash on hand, which we believe will be sufficient to continue our operations for the next nine to 12 month.  However, if our expenses are greater than anticipated or if we do not generate sufficient cash flow to support our operations over the next nine to 12 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to continue as a going concern.

2.

Please discuss the company's business nature when incorporated in May 1999.

The registration statement has been amended, as follows:

At the time of incorporation, we had limited to no operations and no funds with which to finance our operations.  In consideration of this dilemma, our former sole officer and director sought investment from third-parties.  As a result, since our incorporation, we have raised capital through private sales of our common equity, as follows:

3.

Please disclose the business nature of Lynn-Cole Capital Corporation and its affiliation if any to management.

The registration statement has been amended, as follows:

In August 2002, we issued 400,000 split-adjusted shares of our common stock to Lynn-Cole Capital Corporation for cash in the amount of $5,000 for investment purpose.  Lynn-Cole Capital is a personal S-Corporation established for personal tax purposes.  Lynn-Cole is 100% owned by Victoria Quiel, who has been a personal acquaintance of Mr. Yamada for over 10 years.

4.

We note that on May 17, 2004 the company sold 830,000 shares of common stock under rule 504 to 30 individuals.  Please describe the business nature/plan of the company at the time of this offering.

The registration statement has been amended, as follows:

On May 17, 2004, we sold an aggregate of 830,000 shares of our common stock in an offering made under Regulation D, Rule 504 to 30 individuals, one of which was Mr. Sciotto, for cash in the amount of $41,500.  A the time of this offering, we had a fully-developed business plan and corporate hierarchy and were in the process of identifying and contacting suppliers of bio-degradable cleaning products for potential private-labeling.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 8

5.

Please disclose the specifics of the private transaction between Mr. Yamada and Mr. Sciotto, i.e. the date of the sale, price paid for the shares, the terms of payment and the business nature of the company at time of the sale.

The registration statement has been amended, as follows:

On December 1, 2004, our founder, John Yamada, resigned as our sole officer and director.  In an effort to salvage shareholder value and to pursue our business plan, Harold Sciotto, a shareholder, was resultantly appointed as our new sole officer and director.  Mr. Sciotto subsequently purchased 2,000,000 shares of common stock owned by Mr. Yamada in a private transaction not involving Alchemy.  The shares were purchased by Mr. Sciotto in exchange for a note payable in the amount of $50,000.  The note is due on demand and bears interest of 10% per annum.  At the time of the transaction, we had limited to no operations.

Item 5. Directors Executive Officers. Promoters and Control Persons, page 9

6.

Please disclose the number of hours per week and percentage of time your sole officer and director will contribute to company business.

The registration statement has been amended, as follows:

We plan to rely exclusively on the services of Mr. Sciotto, our sole officer and director, to set up our business operations.  Mr. Sciotto currently works for us on a part-time basis and expects to devote approximately 20 hours per week to our business.  Mr. Sciotto is prepared to dedicate additional time to our operations, as needed.  There are no other full- or part-time employees.

7.

Please provide the information required by Item 401(a)(3) and (a)(4) of Regulation S-B.

The registration statement has been amended to include the following expanded disclosure:

Name	Age	Position	Period of Service(1)

Harold Sciotto (2)	66	President & Chief Executive Officer	December 2004 - April 2005

Notes:

(1)

Our sole director will hold office until the next annual meeting of the stockholders, which shall be held in April of 2005, and until successors have been elected and qualified.  Our sole officer was appointed by our sole director and will hold office until he resigns or is removed from office.

(2)

Mr. Harold Sciotto has obligations to entities other than Alchemy Enterprises, Ltd.  We plan to rely exclusively on the services of Mr. Sciotto, our sole officer and director, to set up our business operations.  Mr. Sciotto currently works for us on a part-time basis and expects to devote approximately 20 hours per week to our business.  Mr. Sciotto is prepared to dedicate additional time to our operations, as needed.  There are no other full- or part-time employees.

Harold W. Sciotto, President and Director:  From June 1964 until his retirement in May 1993, Sears Roebuck & Company employed Mr. Sciotto in various sales and management positions.  These positions encompassed store sales and department management positions, store merchandise manager, district business manager for six states and store manager of three stores in Arizona.  His duties included, but were not limited to, sales, advertising, personnel management, financial statements and accounting.  Prior to and after retirement through the present, Mr. Sciotto was an independent business consultant to various business ventures, including video sales and rentals, tanning and herbal product sales, hair styling salon, and a fast food service restaurant.

1.

Your Articles of Incorporation indicate that there shall be three directors.  Please advise.

The company is unable to find such reference in the articles of incorporation and amendments made thereto.  Article Five of the articles of incorporation of the company filed on April 21, 1999, state:

The governing board of this Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this Corporation, providing that the number of directors shall not be reduced to fewer than one (1).

Article II, Section 3 of the Bylaws of the company states:

The authorized number of Directors shall be three (3) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

In consideration of the aforementioned facts, it is the company's understanding that it may have no less than one, but no more than three, persons on its board of directors.

Item 7. Certain Relationships and Related Transactions, page 10

2.

Please provide the information required pursuant to Item 404(d)(1) of Regulation S-B, including the identification of the company's promoter(s).

The registration statement has been amended to include all relevant disclosures required by Item 404(d)(1) of Regulation S-B, as follows:

On December 1, 2004, John Yamada, our former sole officer and director, sold the 2,000,000 shares of our common stock in his possession to Harold Sciotto, a shareholder and our current sole officer and director.  This transaction was a private transaction between Messrs. Yamada and Sciotto.  The shares were sold in exchange for a note payable in the amount of $50,000.  The note is due on demand and bears interest of 10% per annum.

We use office space at 3812 N. Gallatin, Mesa, AZ 85215.  Mr. Harold Sciotto, our sole director and officer, is providing the office space at no charge to us.  We believe that this arrangement is suitable given that our current operations are primarily administrative.

Item 8. Description of Securities, page 10

3.

Your amended articles indicate that you are authorized to issue 100,000,000 shares of common stock.  Please revise throughout.  In addition, your articles do not indicate that you are authorized to issue preferred shares, although the disclosure page 11 suggests you are.

The registration statement has been amended throughout to accurately reflect that the company is authorized to issue up to 100,000,000 shares of common stock and no shares of preferred stock.

4.

The statement that the shares of common stock are "fully paid and non-assessable" is a legal conclusion that you are not qualified to make.  Either attribute this statement to counsel and file counsel's consent to be named in this section, or delete it.

Reference to the shares of common stock being fully paid and non-assessable has been removed from the amended registration statement.

Part II

Item 4. Recent Sales of Unregistered Securities, page 13

5.

In the last paragraph under the subheading "Sales conducted under an exemption from registration provided under Section 4(2)," you refer to a total of 2,840,000 shares outstanding.  Please confirm this number.

The typographical error has been revised to accurately reflect that a total of 2,800,000 shares were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act.

6.

Clarify the exact dates when the May 2004 was commenced and completed.

The registration statement has been amended to read as follows:

On or about March 1, 2004, the commenced an offering of shares common stock in accordance with Regulation D, Rule 504 of the Securities Act, registered by qualification in the State of Nevada.  On May 17, 2004, we completed the offering, whereby we sold 830,000 shares of common stock, par value, at a price of $0.05 per share to 30 investors, of which 29 are unaffiliated shareholders of record and one is our sole officer and director.  The 30 non-affiliated, non-accredited shareholders hold 790,000 shares of our common stock.  The one affiliated shareholder (Mr. Harold Sciotto) holds 40,000 shares of common stock.  The offering was sold for $41,500 in cash.  All investors were, at the time of purchase, residents of the State of Nevada.

Part F/S

Statement of Operations

7.

Disclose the significant components of General and Administrative Expense on the face of the statement of operations or in a note thereto.

The following disclosure has been added to footnote 2 of the audited financial statements ended December 31, 2004:

General and administrative expenses

The significant components of general and administrative expenses consists of meals and entertainment expenses, legal and professional fees, outside services, office supplies, postage, and travel expenses.

Note 1 - History and organization of the Company

8.

Please revise to include a description of the nature of the development stage activities in which the company is engaged. Please refer to SAFS 7 paragraph 12.

The following disclosure has been added to the amended footnote:

The business of the company is to market a private-label bio-degradable product line.

Note 6 - Stockholders' Equity

9.

It appears to us that the pre stock split shares issued by the company on August 13, 2002 should be revised to 400 consistent with your disclosures in Item 4 and elsewhere.

The footnote has been amended to accurately disclose the issuance of 400 pre-split shares.

General

10.

Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B.  Please note that your Form 10-SB goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1).  As a result, your periodic reporting obligations commence upon your filing on Form 10-SB becoming effective.

The company understands and is prepared to satisfy the reporting requirements of the Securities Exchange Act of 1934, as amended.

Part III

11.

The amended articles filed as Exhibit 3.b are not signed or dated.  Please file a validly executed and dated amendment to your articles.

The company has filed an executed and file stamped and dated copy of the amendment to the articles of incorporation.

12.

Please file the lease agreement between the company and SanAir Products be filed as an exhibit.

The lease agreement with SanAir has been filed as Exhibit 10(b) to the amended registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Patrick Deparini or the undersigned at (702) 382-1714.

Sincerely,

/s/ Harold Sciotto

Harold Sciotto

President

Attachments:

Form 10-SB amendment 1, marked